                 Exhibit 12

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

						Six Months Ended June 30,
	1999	2000	2001	2002	2003	2004

Earnings
Pre-tax income	$18,834	$59,230	$54,271	$29,705	$55,987	$44,846
Fixed charges	3,718	8,363	4,058	4,068	8,379	4,382
Total Earnings	$22,552	$67,593	$58,329	$33,773	$64,366	$49,228

Fixed Charges
Interest expense	$ 3,298	$ 7,926	$ 3,596	$ 3,125	$ 7,352	$ 3,705
Rental Interest Factor	420	437	462	943	1,027	677
Total Fixed Charges	$ 3,718	$ 8,363	$ 4,058	$ 4,068	$ 8,379	$ 4,382

Ratio of Earnings to Fixed Charges	6.1x	8.1x	14.4x	8.3x	7.7x	11.2x